Exhibit 3.1.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

PROPANC HEALTH GROUP CORPORATION

PROPANC HEALTH GROUP CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation by written consent on February 16, 2017, setting forth a proposed amendment to the Amended Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and recommended for approval by the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, That the Amended Certificate of Incorporation of this Corporation be amended by deleting Article 4 in its entirety and replacing it as follows:

“Article 4.          The total number of shares of common stock that the Corporation is authorized to issue is 100,000,000, at a par value of $0.001 (“Common Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each 250 shares of Common Stock either issued and outstanding or held by the Corporation as treasury stock shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Common Stock. No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

The total number of shares of preferred stock that the Corporation is authorized to issue is 1,500,005, par value of $0.01.

The total number of shares the Corporation is therefore authorized to issue is 101,500,005, of which 100,000,000 are shares of Common Stock with the par value $0.001 and 1,500,005 are shares of Preferred Stock with the par value $0.01.”

SECOND: That in lieu of a meeting and vote of the stockholders, the stockholders have given unanimous written consent to said amendment in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware to approve the Reverse Stock Split.

THIRD:     That the Effective Time of this amendment shall be 12:01 a.m. on April 20, 2017.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 19th day of April 2017.

PROPANC HEALTH GROUP CORPORATION

By:	/s/ James Nathanielsz
Name:	James Nathanielsz
Title:	Chief Executive Officer